Yakun International Investment & Holding Group
(formerly Rhino Productions, Inc.)
No. 40-1 Dama Road, Nanguan District
Chang Chun, People’s Republic of China 1300003

December 21, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Rhino Productions, Inc.
      File No. 001-34210
  Current Report on Form 8-K
  Filed September 15, 2011

Dear Mr. Schwall:

          In connection with our response to the comment letter of the staff dated October 13, 2011, with reference to the Current   Report on Form 8-K of Rhino Productions, Inc. (the “Company”) concerning the acquisition of Vast Glory Holdings Limited (the “Report”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yakun Song
Yakun Song
President

cc: Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq